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                                                                    Exhibit 2

                               STOCK OPTION AGREEMENT

            STOCK OPTION AGREEMENT, dated as of February 23, 1998 (the "Agreement"), between OMNICARE, INC., a Delaware corporation ("Grantee"), and COMPSCRIPT, INC., a Florida corporation ("Grantor").

            WHEREAS, Grantee and Grantor are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), which provides, among other things, for the merger of Grantor with and into a wholly owned subsidiary of Grantee (the "Merger");

            WHEREAS, as a condition to their willingness to enter into the Merger Agreement, Grantee has requested that Grantor grant to Grantee an option to purchase up to 2,800,000 (the "Option Number") shares of Common Stock, par value $.0001 per share, of Grantor (the "Common Stock"), upon the terms and subject to the conditions hereof; and

            WHEREAS, in order to induce Grantee to enter into the Merger Agreement, Grantor is willing to grant Grantee the requested option.

            NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

            1. The Option; Exercise; Adjustments; Payment of Spread.

            (a) Subject to the other terms and conditions set forth herein, Grantor hereby grants to Grantee an irrevocable option (the "Option") to purchase up to the Option Number shares of Common Stock (the "Shares") at a cash purchase price equal to $4.50 per share (the "Purchase Price"). The Option may be exercised by Grantee, in whole or in part, at any time, or from time to time, following the occurrence of one of the events set forth in
Section 2(c) hereof, and prior to the termination of the Option in accordance with the terms of this Agreement.

            (b) In the event Grantee wishes to exercise the Option, Grantee shall send a written notice to Grantor (the "Stock Exercise Notice") specifying a date (subject to the HSR Act, as defined below) not later than 10 business days and not earlier than three business days following the date such notice is given for the closing of such purchase. In the event of any change in the number of issued and outstanding shares of Common Stock by reason of any stock dividend, stock split, split-up, recapitalization, merger or other change in the corporate or capital structure of Grantor, the number of Shares subject to this Option and the purchase price per Share shall be appropriately adjusted to restore Grantee to its rights hereunder, including its right to purchase Shares representing 19.9% of the capital stock of Grantor entitled to vote generally for the election of the directors of Grantor which is issued and outstanding immediately prior to the exercise of the Option at an aggregate purchase price equal to the Purchase Price multiplied by the Option Number.

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            (c) If at any time the Option is then exercisable pursuant to the terms of Section 1(a) hereof, Grantee may elect, in lieu of exercising the Option to purchase Shares provided in Section 1(a) hereof, to send a written notice to Grantor (the "Cash Exercise Notice") specifying a date not later than 20 business days and not earlier than 10 business days following the date such notice is given on which date Grantor shall pay to Grantee an amount in cash equal to the Spread (as hereinafter defined) multiplied by all or such portion of the Shares subject to the Option as Grantee shall specify. As used herein "Spread" shall mean the excess, if any, over the Purchase Price of the higher of (x) if applicable, the highest price per share of Common Stock (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid or proposed to be paid by any person pursuant to one of the transactions enumerated in Section 2(c) hereof (the "Alternative Purchase Price") or (y) the average of the closing prices (or the average of the closing bid and asked prices if closing prices are unavailable) of the shares of Common Stock as reported on Nasdaq on the last trading day immediately prior to the date of the Cash Exercise Notice (the "Closing Price"). If the Alternative Purchase Price includes any property other than cash, the Alternative Purchase Price shall be the sum of (i) the fixed cash amount, if any, included in the Alternative Purchase Price plus (ii) the fair market value of such other property. If such other property consists of securities with an existing public trading market, the average of the closing prices (or the average of the closing bid and asked prices if closing prices are unavailable) for such securities in their principal public trading market on the five trading days ending five days prior to the date of the Cash Exercise Notice shall be deemed to equal the fair market value of such property. If such other property consists of something other than cash or securities with an existing public trading market and, as of the payment date for the Spread, agreement on the value of such other property has not been reached, the Alternative Purchase Price shall be deemed to equal the Closing Price. Upon exercise of its right to receive cash pursuant to this Section 1(c), the obligations of Grantor to deliver Shares pursuant to Section 3 shall be terminated with respect to such number of Shares for which Grantee shall have elected to be paid the Spread. Notwithstanding the foregoing, the Spread shall not be payable unless and until (i) the Board of Directors of the Company shall have recommended a transaction contemplated by Section 2(c) hereof ("Another Transaction") or shall have failed to reject (including by taking no position with respect to) Another Transaction, (ii) the Company shall have entered into an agreement in respect of Another Transaction, (iii) an event set forth in Section 2(c)(vi) shall have occurred, (iv) the Company shall have materially breached its covenants herein or in the Merger Agreement or (v) Another Transaction shall have been consummated.

            2. Conditions to Delivery of Shares. The Grantor's obligation to deliver Shares upon exercise of the Option is subject only to the conditions that:

                (a) No preliminary or permanent injunction or other order
            issued by any federal or state court of competent jurisdiction in the United States prohibiting the delivery of the Shares shall be in effect; and

                (b) Any applicable waiting periods under the Hart-Scott-Rodino
            Antitrust

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            Improvements Act of 1976 (the "HSR Act") shall have expired or been terminated; and

                (c)(i) any person (other than Grantee or any of its
            subsidiaries) shall have commenced (as such term is defined in Rule 14d-2 under the Securities Exchange Act of 1934 (the "Exchange Act")) a tender offer, or shall have filed a registration statement under the Securities Act of 1933 (the "Securities Act") with respect to an exchange offer, to purchase any shares of Common Stock such that, upon consummation of such offer, such person or a "group" (as such term is defined under the Exchange Act) of which such person is a member shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 of the Exchange Act), or the right to acquire beneficial ownership, of 15 percent or more of the then outstanding Common Stock; (ii) any person (other than Grantee or any of its subsidiaries) shall have publicly announced or delivered to Grantor a proposal, or disclosed publicly or to Grantor an intention to make a proposal, to purchase 15% or more of the assets or any equity securities of, or to engage in a merger, reorganization, tender offer, share exchange, consolidation or similar transaction involving the Grantor or any of its subsidiaries (an "Acquisition Transaction"); (iii) Grantor or any of its subsidiaries shall have authorized, recommended, proposed or publicly announced an intention to authorize, recommend or propose, or entered into, an agreement, including without limitation, an agreement in principle, with any person (other than Grantee or any of its subsidiaries) to effect or provide for an Acquisition Transition; (iv) any person shall solicit proxies or consents or announce a bona fide intention to solicit proxies or consents from Grantor's stockholders (x) relating to directors,
            (y) in opposition to the Merger, the Merger Agreement or any related transactions or (z) relating to an Acquisition Transaction (other than solicitations of stockholders seeking approval of the Merger, the Merger Agreement or any related transactions); (v) any person shall have made a Transaction Proposal (as defined in the Merger Agreement); or (vi) any person (other than Grantee or any of its subsidiaries) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) or the right to acquire beneficial ownership of, or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, shares of Common Stock (other than trust account shares) aggregating 15 percent or more of the then outstanding Common Stock. As used in this Agreement, "person" shall have the meaning specified in Sections 3(a)(9) and 13(d)(3) of the Exchange Act.

            3. The Closing. (a) Any closing hereunder shall take place on the date specified by Grantee in its Stock Exercise Notice or Cash Exercise Notice, as the case may be, at 9:00 a.m., local time, at the offices of Dewey Ballantine LLP, 1301 Avenue of the Americas, New York, New York, or, if the conditions set forth in Section 2(a) or (b) have not then been satisfied, on the second business day following the satisfaction of such conditions, or at such other time and place as the parties hereto may agree (the "Closing Date"). On the Closing Date, (i) in the event of a closing pursuant to Section 1(b) hereof,

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Grantor will deliver to Grantee a certificate or certificates, representing the Shares in the denominations designated by Grantee in its Stock Exercise Notice and Grantee will purchase such Shares from Grantor at the price per Share equal to the Purchase Price or (ii) in the event of a closing pursuant to Section 1(c) hereof, Grantor will deliver to Grantee cash in an amount determined pursuant to Section 1(c) hereof. Any payment made by Grantee to Grantor, or by Grantor to Grantee, pursuant to this Agreement shall be made by certified or official bank check or by wire transfer of immediately available funds to a bank designated by the party receiving such funds.

            (b) The certificates representing the Shares shall bear an appropriate legend relating to the fact that such Shares have not been registered under the Securities Act.

            4. Representations and Warranties of Grantor. The Grantor represents and warrants to Grantee that (a) Grantor is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida and has the requisite corporate power and authority to enter into and perform this Agreement; (b) the execution and delivery of this Agreement by Grantor and the consummation by it of the transactions contemplated hereby have been duly authorized by the Board of Directors of Grantor and this Agreement has been duly executed and delivered by a duly authorized officer of Grantor and constitutes a valid and binding obligation of Grantor, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles;
(c) Grantor has taken all necessary corporate action to authorize and reserve the Shares issuable upon exercise of the Option and the Shares, when issued and delivered by Grantor upon exercise of the Option and paid for by Grantee as contemplated hereby, will be duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights; (d) except as otherwise required by the HSR Act, the execution and delivery of this Agreement by Grantor and the consummation by it of the transactions contemplated hereby do not require the consent, waiver, approval or authorization of or any filing with any person or public authority and will not violate, result in a breach of or the acceleration of any obligation under, or constitute a default under, any provision of Grantor's charter or by-laws, or any material indenture, mortgage, lien, lease, agreement, contract, instrument, order, law, rule, regulation, judgment, ordinance, or decree, or restriction by which Grantor or any of its subsidiaries or any of their respective properties or assets is bound; (e) Grantor (i) will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Grantor and (ii) will promptly take all action provided herein to protects the rights of Grantee against dilution as set forth in
Section 1(b) hereof and (f) no "fair price", "moratorium", "control share acquisition," "interested shareholder" or other form of antitakeover statute or regulation, including without limitation, Sections 607.0901 or 607.0902 of the Florida Business Corporation Act, or similar provision contained in the charter or by-laws of Grantor, is or shall be applicable to the acquisition of Shares pursuant to this Agreement.

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            5. Representations and Warranties of Grantee. The Grantee
represents and warrants to Grantor that (a) the execution and delivery of this Agreement by Grantee and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Grantee and this Agreement has been duly executed and delivered by a duly authorized officer of Grantee and constitutes a valid and binding obligation of Grantee; and (b) Grantee is acquiring the Option and, if and when it exercises the Option, will be acquiring the Shares issuable upon the exercise thereof for its own account and not with a view to distribution or resale in any manner which would be in violation of the Securities Act.

            6. Listing of Shares; Filings; Governmental Consents. Grantor will promptly file an application to list the Shares on Nasdaq and will use its reasonable best efforts to obtain approval of such listing and to effect all necessary filings by Grantor under the HSR Act; provided, however, that if Grantor is unable to effect such listing on Nasdaq by the Closing Date, Grantor will nevertheless be obligated to deliver the Shares upon the Closing Date. Each of the parties hereto will use its reasonable best efforts to obtain consents of all third parties and governmental authorities, if any, necessary to the consummation of the transactions contemplated.

            7. Sale of Shares. At any time prior to the first anniversary of the termination of the Merger Agreement in accordance with its terms (the "Merger Termination Date"), Grantee shall have the right to sell (the "Sale Right") to Grantor all, but not less than all, of the Shares at the greater of
(i) the Purchase Price, or (ii) the average of the last sales prices for shares of Common Stock on the five trading days ending five days prior to the date Grantee gives written notice of its intention to exercise the Sale Right. If Grantee does not exercise the Sale Right prior to the first anniversary of the Merger Termination Date, the Sale Right terminates. In the event Grantee wishes to exercise the Sale Right, Grantee shall send a written notice to Grantor specifying a date not later than 20 business days and not earlier than 10 business days following the date such notice is given for the closing of such sale. The Sale Right will not be available if the Merger Agreement is terminated pursuant to Section 10.1 (other than Section 10.1(c) thereof) or
Section 10.2(b), 10.3(a) or (b) thereof.

            8. Registration Rights. (a) In the event that Grantee shall desire to sell any of the Shares, Grantor will cooperate with Grantee and any underwriters in registering such Shares for resale, including, without limitation, promptly filing a registration statement which complies with the requirements of applicable federal and state securities laws, and entering into an underwriting agreement with such underwriters upon such terms and conditions as are customarily contained in underwriting agreements with respect to secondary distributions; provided that Grantor shall not be required to have declared effective more than two registration statements hereunder and shall be entitled to delay the filing or effectiveness of any registration statement for up to 60 days if the offering would, in the judgment of the Board of Directors of Grantor, require premature disclosure of any material corporate development or material transaction involving Grantor or interfere with any previously planned securities offering by the Company.

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            (b) If the Common Stock is registered pursuant to the provisions of this Section 8, Grantor agrees (i) to furnish copies of the registration statement and the prospectus relating to the Shares covered thereby in such numbers as Grantee may from time to time reasonably request and (ii) if any event shall occur as a result of which it becomes necessary to amend or supplement any registration statement or prospectus, to prepare and file under the applicable securities laws such amendments and supplements as may be necessary to keep available for at least 45 days a prospectus covering the Common Stock meeting the requirements of such securities laws, and to furnish Grantee such numbers of copies of the registration statement and prospectus as amended or supplemented as may reasonably be requested. The Grantor shall bear the cost of the registration, including, but not limited to, all registration and filing fees, printing expenses, and fees and disbursements of counsel and accountants for Grantor, except that Grantee shall pay the fees and disbursements of its counsel, and the underwriting fees and selling commissions applicable to the shares of Common Stock sold by Grantee. The Grantor shall indemnify and hold harmless (i) Grantee, its affiliates and its officers and directors and (ii) each underwriter and each person who controls any underwriter within the meaning of the Securities Act or the Securities Exchange Act of 1934 (collectively, the "Underwriters") ((i) and (ii) being referred to as "Indemnified Parties") against any losses, claims, damages, liabilities or expenses, to which the Indemnified Parties may become subject, insofar as such losses, claims, damages, liabilities (or actions in respect thereof) and expenses arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained or incorporated by reference in any registration statement filed pursuant to this paragraph, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that Grantor will not be liable in any such case to the extent that any such loss, liability, claim, damage or expense arises out of or is based upon an untrue statement or alleged untrue statement in or omission or alleged omission from any such documents in reliance upon and in conformity with written information furnished to Grantor by the Indemnified Parties expressly for use or incorporation by reference therein.

            (c) The Grantee and the Underwriters shall indemnify and hold harmless Grantor, its affiliates and its officers and directors against any losses, claims, damages, liabilities or expenses to which Grantor, its affiliates and its officers and directors may become subject, insofar as such losses, claims, damages, liabilities (or actions in respect thereof) and expenses arise out of or are based upon any untrue statement of any material fact contained or incorporated by reference in any registration statement filed pursuant to this paragraph, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to Grantor by Grantee or the Underwriters, as applicable, specifically for use or incorporation by reference therein.

            9. Expenses. Each party hereto shall pay its own expenses incurred in connection

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with this Agreement, except as otherwise specifically provided herein.

            10. Specific Performance. The Grantor acknowledges that if Grantor fails to perform any of its obligations under this Agreement immediate and irreparable harm or injury would be caused to Grantee for which money damages would not be an adequate remedy. In such event, Grantor agrees that Grantee shall have the right, in addition to any other rights it may have, to specific performance of this Agreement.

            11. Notice. All notices, requests, demands and other communications hereunder shall be in writing deemed to have been duly given upon receipt by the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person:

               If to Grantee:

               Omnicare, Inc.
               2800 Chemed Center
               255 East Fifth Street
               Cincinnati, Ohio   45203
               Attention:   Cheryl D. Hodges
               Telecopy: 513-762-6678

               With a copy to:

               Dewey Ballantine LLP
               1301 Avenue of the Americas
               New York, New York 10019
               Attn:  Morton A. Pierce and Richard D. Pritz
               Telecopy: (212) 259-6333

               If to Grantor:

               CompScript, Inc.
               1225 Broken Sound Parkway, N.W.
               Boca Raton, Florida  33487
               Attn:     Brian A. Kahan, President
               Telecopy:  561-994-6104

               With a copy to:

               Atlas, Pearlman, Trop & Borkson, P.A.
               200 East Las Olas Boulevard, Suite 1900
               Ft. Lauderdale, Florida  33301
               Attn:  Joel D. Mayersohn
               Telecopy: 954-766-7800


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            12. Parties in Interest. This Agreement shall inure to the benefit of and be binding upon the parties named herein and their respective successors and assigns; provided, however, that such successor in interest or as signs shall agree to be bound by the provisions of this Agreement. Nothing in this Agreement, express or implied, is intended to confer upon any person other than Grantor or Grantee, or their successors or assigns, any rights or remedies under or by reason of this Agreement.

            13. Entire Agreement; Amendments. This Agreement, together with the Merger Agreement and the other documents referred to therein, contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings, oral or written, with respect to such transactions. This Agreement may not be changed, amended or modified orally, but may be changed only by an agreement in writing signed by the party against whom any waiver, change, amendment, modification or discharge may be sought.

            14. Assignment. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party hereto, except that Grantee may assign its rights and obligations hereunder to any of its direct or indirect wholly owned subsidiaries, but no such transfer shall relieve Grantee of its obligations hereunder if such transferee does not perform such obligations.

            15. Headings. The section headings herein are for convenience only and shall not affect the construction of this Agreement.

            16. Counterparts. This Agreement may be executed in any number of counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall constitute one and the same document.

            17. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might other wise govern under applicable Delaware principles of conflicts of law).

            THE GRANTOR AGREES THAT, IN CONNECTION WITH ANY LEGAL SUIT OR PROCEEDING ARISING WITH RESPECT TO THIS AGREEMENT, IT SHALL SUBMIT TO THE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE AND AGREES TO VENUE IN SUCH COURTS. THE GRANTOR HEREBY APPOINTS THE SECRETARY OF THE GRANTOR AS ITS AGENT FOR SERVICE OF PROCESS FOR PURPOSES OF THE FOREGOING SENTENCE ONLY.

            18. Termination. The right to exercise the Option granted pursuant to this Agreement shall terminate at the earlier of (i) the Effective Time (as defined in the Merger Agreement); (ii) 90 days after the Merger Termination Date (the date referred to in this clause (ii) being hereinafter referred to as the "Option Termination Date"), unless the Merger Agreement was terminated pursuant to Sections 10.3(a) or (b) or, if no Takeover Proposal was made, Sections 10.1 or 10.2(b) thereof and, (iii) 12 months after

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the date hereof; provided that, if the Option cannot be exercised or the
Shares cannot be delivered to Grantee upon such exercise because the conditions set forth in Section 2(a) or (b) hereof have not yet been satisfied, the Option Termination Date shall be extended until thirty days after such impediment to exercise or delivery has been removed.

            All representations and warranties contained in this Agreement shall survive delivery of and payment for the Shares.

            19. Profit Limitation. (a) Notwithstanding any other provision of this Agreement, in no event shall Grantee's Total Profit (as hereinafter defined) exceed $3.3 million and, if it otherwise would exceed such amount, Grantee, at its sole election, shall either (a) deliver to Grantor for cancellation Shares previously purchased by Grantee, (b) pay cash or other consideration to Grantor or (c) undertake any combination thereof, so that Grantee's Total Profit shall not exceed $3.3 million after taking into account the foregoing actions.

            Notwithstanding any other provision of this Agreement, this Option may not be exercised for a number of Shares as would, as of the date of the Stock Exercise Notice, result in a Notional Total Profit (as defined below) of more than $3.3 million and, if exercise of the Option otherwise would exceed such amount, Grantee, at its discretion, may increase the Purchase Price for that number of Shares set forth in the Stock Exercise Notice so that the Notional Total Profit shall not exceed $3.3 million; provided, that nothing in this sentence shall restrict any exercise of the Option permitted hereby on any subsequent date at the Purchase Price set forth in Section 1(a) hereof.

            As used herein, the term "Total Profit" shall mean the aggregate amount (before taxes) of the following: (i) the amount of cash received by Grantee pursuant to Section 10.5 of the Merger Agreement and Section 1(c) hereof, (ii) (x) the amount received by Grantee pursuant to Grantor's repurchase of Shares pursuant to Section 7 hereof, less (y) Grantee's purchase price for such Shares, and (iii) (x) the net cash amounts received by Grantee pursuant to the sale of Shares (or any other securities into which such Shares are converted or exchanged) to any unaffiliated party, less (y) Grantee's purchase price for such Shares.

            As used herein, the term "Notional Total Profit" with respect to any number of Shares as to which Grantee may propose to exercise this Option shall be the Total Profit determined as of the date of the Stock Exercise Notice assuming that this Option were exercised on such date for such number of Shares and assuming that such Shares, together with all other Shares held by Grantee and its affiliates as of such date, were sold for cash at the closing market price for the Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions).

            20. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

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            21. Public Announcement. The Grantee will consult with Grantor and
Grantor will consult with Grantee before issuing any press release with respect to the initial announcement of this Agreement, the Option or the transactions contemplated hereby and neither party shall issue any such press release prior to such consultation except as may be required by law or the applicable rules and regulations of Nasdaq or the NYSE.

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            IN WITNESS WHEREOF, Grantee and Grantor have caused this Agreement to be duly executed and delivered on the day and year first above written.


                              OMNICARE, INC.


                              By:  /s/ Joel F. Gemunder
                                  -------------------------
                              Name: Joel F. Gemunder
                              Title:  President


                              COMPSCRIPT, INC.


                              By: /s/ Brian A. Kahan
                                  -------------------------
                              Name:  Brian A. Kahan
                              Title:  Chief Executive Officer